SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                          May 11, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

                        FOR IMMEDIATE RELEASE

        Creo Announces Major Debut for CreoScitex at Drupa 2000

Vancouver, BC, Canada (May 11, 2000) Creo Products Inc. (NASDAQ - CREO, TSE -
CRE) ("Creo") is pleased to announce plans for the worldwide debut of CreoScitex at Drupa 2000 from May 18-31 in Dusseldorf, Germany. Held every five years, Drupa is the world's largest graphic arts trade show this year attracting 1,800 exhibitors from 42 countries and more than 500,000 visitors. CreoScitex will showcase the industry's broadest range of digital print-production solutions tailored for the graphic arts and printing market. With significant visibility in the 1,648 square metre booth in Hall 4, CreoScitex technology will also be shown in the 15 booths of partner companies throughout the exhibition.

At Drupa 1995, Creo made its industry debut demonstrating the first high speed commercial computer-to-plate (CTP) device. Since then Creo has proven itself as a leader in the graphic arts industry setting de facto standards for prepress technology. Next week in Germany, CreoScitex, the principal operating division of Creo formed in April 2000, will exhibit more than 150 products from a complete family of 300 products and solutions for the graphic arts and printing industry.

CreoScitex will showcase end-to-end digital print-production solutions, including digital photography, professional color and copydot scanning systems, job management workflow and digital front-end solutions, Internet-based tools, inkjet and digital halftone proofing solutions, and computer-to-plate and computer-to-film devices. The comprehensive range of prepress, press and post press technology demonstrates the universal application of CreoScitex digital printing technology to all sectors of the industry.

The world's four largest independent press manufacturers are demonstrating CreoScitex imaging systems for digital offset (DOP) applications, just five years after Creo first demonstrated this as a viable technology. DOP streamlines print shop operations, facilitates content changes at the last possible moment and allows jobs to be turned around quickly and reliably. SQUAREspot(TM) thermal imaging technology is now in use for on-press imaging on the DICOweb digital offset press (DOP) from MAN Roland Druckmaschinen AG and the new 8-page digital offset press from Komori Corporation Ltd. This technology has also been integrated into the Heidelberg Speedmaster 74 DI press, which is already in full production and is the world's first wet process sheetfed digital offset press. In addition, CreoScitex supplies the imaging systems for the Karat Digital Press. Together these four manufacturers claim approximately 80% of the world market for offset presses.

CreoScitex, the principal operating division of Creo Products Inc., embodies a proven history of technological innovation and signals solid leadership in the digital transformation of the graphic arts industry. Watch for more information on product debuts at Drupa 2000 on www.creoscitex.com all through May 2000.

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

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All products are either trademarks or registered trademarks of Creo Products
Inc.